Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 08/24/2022
NFA No. : 0247694

Date	Question/Page #	Description of Change
08/24/2022	Page 2, Question 7	Updated response to align with the disclosure in the most recent BNP Paribas Universal Registration Document.
08/24/2022	Schedule A	Added the following 1 new Principal: • Lieve Logghe Removed 1 Principal • Wouter De Ploey Made minor amendments to reflect full names of Yann Nicolas Gerardin and Thierry Alain Pierre Laborde.
08/24/2022	Schedule B	Made minor amendments to reflect full names of Yann Nicolas Gerardin and Thierry Alain Pierre Laborde.